Exhibit 99.1

Starfield Provides Exploration Update

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

TORONTO, July 20, 2011 /CNW/ - Starfield Resources Inc. (TSX: SRU) ("Starfield", "the Company") today announced it has commenced the previously announced drilling of the West Zone extension at Ferguson Lake, Nunavut and expects to continue this work until early September 2011.

The Company also announced that, due to weather conditions, it has not been able to commence drilling at its Stillwater, Montana property. The plan is to focus the initial drilling on the volatile enriched zone (VEZ) PGE target, and as a second priority the PGE target referred to as the Crescent Creek dunite pipe, which is located south of the Janet 50 area of the VEZ. Drilling is expected to begin next week.

Roscoe Postle Associates ("RPA") continues to work on an update to the 2008 Ferguson Lake Scoping Study. At this time, it is uncertain when the work will be completed and the full report made available.

"We are excited to finally be drilling our Stillwater PGM property and to be able to drill for the west extension of the Ferguson Lake massive sulphides," said Andre Douchane, President and CEO.

SGS Canada Inc. continues to make excellent progress toward pilot plant testing of Starfield's hydromet process on massive sulphides from Ferguson Lake. Starfield will begin shipping a 9,000 pound sample to the SGS testing facility at Lakefield, Ontario this month for this purpose.

DRA Americas Inc. has commenced work to update the 43-101 study on Starfield's chrome assets in Montana. This work is expected to be completed in the fall.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company.  The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California with significant NI 43-101 copper resources; and two gold properties currently leased/joint ventured in Nevada.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

%CIK: 0001074795

For further information:
André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Investor Relations 416-860-0400 info@starfieldres.com

 www.starfieldres.com

CO: Starfield Resources Inc.

CNW 17:36e 20-JUL-11